FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number: 001-15002

ICICI Bank Limited

(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Morgan Stanley Annual Asia Pacific Summit held in Singapore: November 28-29, 2018

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of the Morgan Stanley Annual Asia Pacific Summit held in Singapore on November 28 and 29, 2018. At this conference, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

You are requested to take note of above and arrange to bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

Morgan Stanley Annual Asia Pacific Summit held in Singapore: November 28-29, 2018

Sr. No.	Type of meeting	Attendees: Fund/firm
1	Group Meeting	Balyasny Asset Management
2	Group Meeting	Point72/ Everpoint
3	Group Meeting	AIA Group
4	Group Meeting	Kuwait Investment Office
5	Group Meeting	Seatown Holdings
6	Group Meeting	AKO Capital
7	Group Meeting	Goldman Sachs Asset Management
8	Group Meeting	Think Investments
9	Group Meeting	Cathay Life Insurance
10	Group Meeting	Kiara Advisors
11	Group Meeting	APS Asset Management
12	Group Meeting	Value Partners
13	Group Meeting	Franklin Mutual Advisors
14	Group Meeting	Alphinity Investment Management
15	Group Meeting	Mitsubishi Ufj Trust And Banking
16	Group Meeting	Aviva
17	Group Meeting	Coronation Fund Managers
18	Group Meeting	Makrana Capital Management
19	Group Meeting	British Airways Pension
20	Group Meeting	Zaaba Capital
21	Group Meeting	UBS Wealth Management
22	One on One	Fidelity Management & Research
23	Group Meeting	Torq Capital Management
24	Group Meeting	Clermont Group
25	Group Meeting	Vernier Capital
26	Group Meeting	JS Capital Management
27	Group Meeting	Avanda Investment Management
28	Group Meeting	Columbia Threadneedle Investments
29	Group Meeting	Lombard Odier Asset Management
30	One on One Meeting	GIC

1

Sr. No.	Type of meeting	Attendees: Fund/firm
31	One on One Meeting	Marshall Wace
32	Group Meeting	Nikko Asset Management
33	Group Meeting	Tree Line Advisors
34	Group Meeting	Lion Global Investors
35	Group Meeting	Broad Peak Investment Advisors
36	Group Meeting	Invesco
37	Group Meeting	Eastspring Investments
38	Group Meeting	Regal Funds Management
39	Group Meeting	Robeco Groep
40	Group Meeting	Maple-Brown Abbott
41	Group Meeting	Lazard Asset Management
42	Group Meeting	Brevan Howard
43	Group Meeting	Skale Investments
44	Group Meeting	Algebris
45	Group Meeting	Antipodes Partners
46	Group Meeting	Flowering Tree Investment Management
47	One on One Meeting	Schroder Investment Management
48	One on One Meeting	Abu Dhabi Investment Authority
49	Group Meeting	Pictet & Cie
50	Group Meeting	Martin Currie
51	Group Meeting	Aberdeen Standard
52	Group Meeting	T Rowe Price
53	Group Meeting	UBS Asset Management
54	One on One Meeting	Wellington Management Company
55	Group Meeting	Sanyou Capital

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 3, 2018	By:	/s/ Prashant Mistry
			Name :	Prashant Mistry
			Title :	Chief Manager